

Mail Stop 4631

April 5, 2010

via U.S. mail and facsimile

Damon T. Hininger, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

> **RE:**   **Corrections Corporation of America**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **Form 8-K Filed on February 10, 2010**
> **File No. 1-16109**

Dear Mr. Hininger:

 We have reviewed your response letter dated March 25, 2010, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. As previously requested, please address the comments in our letter dated March 15, 2010, and this comment letter in your next periodic report (i.e., your first quarter of fiscal year 2010 Form 10-Q).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 39

2. We note your response to comment 1 in our letter dated March 15, 2010. We understand your position that you did not provide disclosures for the amount of revenues earned during fiscal year 2009 for the contracts without any additional

renewal option periods and expiring during fiscal year 2010 because management believes it is not reasonably likely that these contracts will be terminated.   However, there remains a concern that your current disclosures do not provide investors with sufficient information to understand management's position and may not convey that management does not believe that these expiring contracts represent a material uncertainty about your future operating results. As such, please disclose in your next periodic report that management believes it is probable that new contracts will be issued to replace the expired contracts with no remaining options along with an explanation for your position. Otherwise, please disclose the revenues recognized during fiscal year 2009 for the expiring contracts along with the carrying value of the corresponding facilities. Refer to Item 303(A)(3)(ii) of Regulation S-K, Instruction 3 to Item 303(A) of Regulation S-K, and Sections 501.02 and 501.12.b.3. of the Financial Reporting Codification for guidance.

5. Facility Activations, Developments, and Closures, page F-18

3. We note your response to comment 4 in our letter dated March 15, 2010. In your next periodic report, please disclose that you tested the Trousdale County, Tennessee in progress facility; Huerfano County Correctional Center; and the Prairie Correctional Facility for impairment as of December 31, 2009. In this regard, we note that the aggregate carrying values of these facilities without the corresponding equipment and other fixed assets is $73.7 million, or 5.3% of total stockholders' equity as of December 31, 2009. As such, please disclose in your next periodic report the aggregate value of these facilities and that you performed an impairment test for the facilities as of December 31, 2009, excluding the corresponding equipment and other fixed assets along with an explanation as to why. Please also disclose the material assumptions used in the undiscounted cash flow analysis; the uncertainty associated with the material assumptions used; and any potential events or circumstances that could negatively impact the undiscounted cash flows. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Form 8-K Filed on February 10, 2010

4. We note your response to comment 5 in our letter dated March 15, 2010. Please confirm that you intend to reconcile "Funds From Operations" and "Adjusted Funds From Operations" from net income.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief